UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 April 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director/PDMR Shareholding

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and April 2016
21	Total amount paid (if any) for grant of the option Nil	22	Description of shares involved (class and number) (i) Maximum of 50,000 Ordinary Shares of €0.32 each (ii) Maximum of 50,000 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award	24
Total number of shares over which options are held following notification

-
        - 215,492 Ordinary Shares under Share Option Schemes
- Maximum of 102,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Myles Lee
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Myles Lee
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and April 2016
21	Total amount paid (if any) for grant of the option Nil	22	Description of shares involved (class and number) (i) Maximum of 100,000 Ordinary Shares of €0.32 each (ii) Maximum of 100,000 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award	24
Total number of shares over which options are held following notification

-
        - 704,335 Ordinary Shares under Share Option Schemes
        - Maximum of 263,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan (iii) Lapse of option over 1,752 shares granted in 2008 under Savings-related Share Option Scheme (iv) Grant of options under Savings-related Share Option Scheme - - see details below	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012 (iv) 3rd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and April 2016 (iv) 1st August 2015 to 31st January 2016
21	Total amount paid (if any) for grant of the option Nil	22	Description of shares involved (class and number) (i) Maximum of 70,000 Ordinary Shares of €0.32 each (ii) Maximum of 70,000 Ordinary Shares of €0.32 each (iv) 2,236 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award (iv) €13.64	24
Total number of shares over which options are held following notification

-
        -  401,087 Ordinary Shares under Share Option Schemes
       --  Maximum of 187,000 Ordinary Shares that may vest under the 2006 Performance Share Plan
        -  2,236 Ordinary Shares under Savings-related Share Option Scheme

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility
This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Mark S. Towe
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Mark S. Towe
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and March 2016
21	Total amount paid (if any) for grant of the option (i) and (ii) Nil	22	Description of shares involved (class and number) (i) Maximum of 90,000 Ordinary Shares of €0.32 each (ii) Maximum of 90,000 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award	24
Total number of shares over which options are held following notification

-
        - 573,791 Ordinary Shares under Share Option Schemes
        - Maximum of 218,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility
This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Neil Colgan
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and April 2016
21	Total amount paid (if any) for grant of the option (i) and (ii) Nil	22	Description of shares involved (class and number) (i) Maximum of 15,000 Ordinary Shares of €0.32 each (ii) Maximum of 9,000 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award	24
Total number of shares over which options are held following notification

-
        -  71,228 Ordinary Shares under Share Option Schemes
        -  Maximum of 21,500 Ordinary Shares that may vest under the 2006 Performance Share Plan

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility
This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Erik Bax
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Erik Bax
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and April 2016
21	Total amount paid (if any) for grant of the option (i) and (ii) Nil	22	Description of shares involved (class and number) (i) Maximum of 52,000 Ordinary Shares of €0.32 each (ii) Maximum of 52,000 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award	24
Total number of shares over which options are held following notification

-
        - 285,452 Ordinary Shares under Share Option Schemes
        - Maximum of 122,500 Ordinary Shares that may vest under the 2006 Performance Share Plan

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Doug Black
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Doug Black
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and March 2016
21	Total amount paid (if any) for grant of the option (i) and (ii) Nil	22	Description of shares involved (class and number) (i) Maximum of 68,000 Ordinary Shares of €0.32 each (ii) Maximum of 68,000 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award	24
Total number of shares over which options are held following notification

-
 -      -  436,981 Ordinary Shares under Share Option Schemes
        -   Maximum of 166,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility
This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jack Golden
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jack Golden
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and April 2016
21	Total amount paid (if any) for grant of the option (i) and (ii) Nil	22	Description of shares involved (class and number) (i) Maximum of 25,000 Ordinary Shares of €0.32 each (ii) Maximum of 22,000 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award	24
Total number of shares over which options are held following notification

-
        - 163,156 Ordinary Shares under Share Option Schemes
        - Maximum of 53,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging
Managerial Responsibility and (2) Persons closely
associated with Persons Discharging Managerial
Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Henry Morris
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Henry Morris
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of options under the CRH 2010 Share Option Scheme (ii) Award under the CRH 2006 Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 3rd April 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant (i) and (ii) 2nd April 2012	20	Period during which or date on which it can be exercised (i) 2nd April 2015 to 1st April 2022 (ii) Between March 2015 and April 2016
21	Total amount paid (if any) for grant of the option (i) and (ii) Nil	22	Description of shares involved (class and number) (i) Maximum of 60,000 Ordinary Shares of €0.32 each (ii) Maximum of 60,000 Ordinary Shares of €0.32 each
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €15.19 (ii) Not applicable - this notification refers to a share award	24
Total number of shares over which options are held following notification

-
        -  350,282 Ordinary Shares under Share Option Schemes
        -  Maximum of 147,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 3rd April 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  03 April 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director